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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

BERGER HOLDINGS, LTD.
(Name of Subject Company (Issuer))

AMERIMAX PENNSYLVANIA, INC.

EURAMAX INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON SHARES, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

R. Scott Vansant
Vice President and Chief Financial Officer
Amerimax Pennsylvania, Inc.
5445 Triangle Parkway, Suite 350
Norcross, Georgia 30092
Telephone: (770) 449-7066

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$29,767,143	$2,408*

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,271,926 outstanding shares of common stock of Berger Holdings, Ltd., and the purchase of up to 2,360,675 shares of common stock issuable upon the exercise of options, at a purchase price of $3.90 per share. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11 issued by the Commission on February 21, 2003.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,076 Form or Registration No.: Schedule TO	Filing party: Amerimax Pennsylvania, Inc. and Euramax International, Inc. Date Filed: October 20, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP No.084037407            Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerimax Pennsylvania, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

SCHEDULE 13D

CUSIP No. 084037407            Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerimax Fabricated Products, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

SCHEDULE 13D

CUSIP No.084037407            Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Euramax International, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

        This statement constitutes (a) Amendment No. 1 (the "Amendment") to the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on October 20, 2003 by Amerimax Pennsylvania, Inc., a Pennsylvania corporation (the "Purchaser"), and Euramax International, Inc., a Delaware corporation ("Parent"), relating to the Purchaser's offer to purchase all of the outstanding common shares, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and the associated rights to purchase shares of junior participating preferred stock of the Company (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as Rights Agent, at a purchase price of $3.90 per share, net to the seller in cash and (b) Amendment No. 1 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 20, 2003. The terms and conditions of the offer are described in the Offer to Purchase, dated October 20, 2003 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction.

        Item 4 of the Statement is hereby amended and supplemented by the following:

        The eighth paragraph of the Introduction of the Offer to Purchase is hereby amended and supplemented by inserting the following sentences after the third sentence in the paragraph:

          "All of the Shares subject to the Tender and Option Agreement are held by the Company's officers and directors except for two trusts for which one of the directors is a co-trustee. The two trusts hold 259,931 Shares and 105,000 Shares subject to Options. All of the Company's officers and directors are parties to the Tender and Option Agreement."

        The tenth paragraph of the Introduction of the Offer to Purchase is hereby amended and supplemented by inserting the following sentences immediately prior to the final sentence in the paragraph:

          "Although Parent and Purchaser are not aware of any facts or circumstances that would cause such a downward adjustment in the Share Price, Parent and Purchaser cannot assure that a downward adjustment will not be required to occur prior to the expiration of the Offer. If required, Parent and Purchaser would make a public announcement of the downward adjustment to the Share Price at the time that it is determined. If necessary, Parent and Purchaser would amend the Offer to extend the expiration of the Offer so that the Offer remains open for at least ten business days following the adjustment of the Share Price."

        The third paragraph of Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented by inserting the following sentences at the end of the paragraph:

          "In the event the Purchaser elects to provide for a Subsequent Offering Period, Purchaser will announce in a press release the results of the Offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the expiration date of the initial offering period, and immediately begin the subsequent offering period."

        The first paragraph of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended and restated in its entirety to read as follows:

          "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4—"Withdrawal Rights" promptly after the Expiration Date (as it may be extended) if the conditions of the Offer set forth in Section 15—"Certain Conditions of the Offer" have been satisfied or waived prior to the expiration of the Offer. Any determination concerning the satisfaction of such terms and conditions will be within the reasonable discretion of Purchaser. See Section 4—"Withdrawal Rights."

        The first sentence of the second paragraph of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended and restated in its entirety to read as follows:

          "Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares prior to receipt of any required governmental regulatory approvals."

        The first sentence of the last paragraph of Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment") is hereby amended and restated in its entirety to read as follows:

          "If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering shareholder, or such other person as the tendering shareholder specifies in the Letter of Transmittal, promptly following the expiration, termination or withdrawal of the Offer."

        The second paragraph of Section 5 of the Offer to Purchase ("Certain U.S. Federal Income Tax Consequences") is hereby amended by deleting the first sentence thereof in its entirety.

        The seventh paragraph of Section 13 of the Offer to Purchase ("Plans for the Company; Other Matters") is hereby amended and restated in its entirety to read as follows:

          "In circumstances in which dissenters' rights are applicable, the Purchaser will send to shareholders entitled to dissent and demand payment a notice stating, among other things, where and when a demand for payment must be sent and the certificates for certified shares must be deposited in order to obtain payment, together with a copy of Subchapter 15D of the PBCL. The time set for receipt of demand of payment will not be less than 30 days from the mailing of this notice. If any shareholder who demands appraisal but fails to perfect, or effectively withdraws or loses his right to appraisal and payment, as in accordance with the procedures of Subchapter 15D of the PBCL, the Shares of such shareholder will be converted into the per Share Merger Consideration in accordance with the Merger Agreement.

          Promptly after effectuation of the Merger, or upon timely receipt of demand for payment if the Merger has already been effectuated, Berger Holdings, Ltd. ("Successor"), as successor to Purchaser in the Merger, will either remit to dissenters who have made demand and deposited certificates the amount that Successor estimates to be the fair value of the shares, or give written notice that no remittance will be made. If Successor does not remit the amount of its estimate of the fair value of the shares as provided above, it shall return any certificates that have been deposited. If the dissenter believes that the amount stated or remitted by Successor is less than the fair value of the dissenter's shares, the dissenter may send to Successor the dissenter's own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency. Where the dissenter does not file the dissenter's own estimate within 30 days after the mailing by Successor of its remittance or notice, the dissenter will be entitled to no more than the amount stated in the notice or remitted to the dissenter by Successor.

          Within 60 days after the latest of (1) effectuation of the Merger, (2) timely receipt of any demands for payment by a dissenter, or (3) timely receipt of any estimate of fair value by the dissenter, if any demands for payment remain unsettled, Purchaser may file in court an application for relief requesting that the fair value of the shares be determined by the court. All dissenters, wherever residing, whose demands have not been settled, shall be made parties to the proceeding as in an action against their shares. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of the dissenter's shares is found to exceed the amount, if any, previously remitted, plus interest at the rate specified in Subchapter D. If Purchaser fails to file an application with the court, any dissenter who made a demand and who has not already settled his or her claim against Purchaser may do so in the name of Purchaser at any time within 30 days after the expiration of the 60-day period for filing by Purchaser. If no dissenter files an application within the 30-day period, each dissenter entitled to file an application shall be paid Purchaser's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted."

Item 9. Persons/Assets, Retained, Employed, Compensated Or Used.

        Item 9 of the Statement is hereby amended and supplemented by the following:

        The first paragraph of Section 17 of the Offer to Purchase ("Fees and Expenses") is hereby amended and restated in its entirety to read as follows:

          "Purchaser and Parent have retained D.F. King & Co., Inc. to serve as the Information Agent and JPMorgan Chase Bank to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, facsimile, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, including a fee payable to the Information Agent of $7,500 plus expenses. The Information Agent and Depositary will also be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with their services, including certain liabilities under the Federal securities laws."

Item 11. Additional Information.

        Item 11 of the Statement is hereby amended and supplemented to include the following:

        The final sentence of the first paragraph of Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended and supplemented to include the following:

          "Although Purchaser and Parent do not have any knowledge that would indicate that any statements contained herein based upon such reports are untrue, neither Parent nor Purchaser have independently verified the accuracy or completeness of the information concerning the Company contained in such documents and records. Parent and Purchaser cannot provide assurances that the Company has or will disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser."

        The penultimate sentence of the penultimate paragraph of Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended and restated in its entirety to read as follows:

          "None of the Purchaser, Parent or their advisors intends to update, revise or correct such projections if they are or become inaccurate (even in the short term)."

        The first paragraph of Section 15 of the Offer to Purchase ("Certain Conditions of the Company") is hereby amended and restated in its entirety to read as follows:

          "Notwithstanding any other provision of the Offer or the Merger Agreement, in addition to (and not in limitation of) Purchaser's rights pursuant to the Merger Agreement to extend and amend the Offer in accordance with the Merger Agreement, Purchaser will not be required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any Shares not theretofore accepted for payment or paid for, and Purchaser may terminate or amend the Offer (subject to the terms of the Merger Agreement) if in the reasonable judgment of Purchaser (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer (except in the case of the Minimum Condition and conditions related to regulatory matters which may be asserted at any time prior to the acceptance of such Shares for payment), any of the following conditions has occurred and continues to exist:"

        The penultimate paragraph of Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

          "which, in the sole judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition (excluding any action or inaction by Parent or any of its affiliates in violation of the Merger Agreement), makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EURAMAX INTERNATIONAL, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 4, 2003
AMERIMAX PENNSYLVANIA, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 4, 2003
AMERIMAX FABRICATED PRODUCTS, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 4, 2003

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(5)(A)	Press Release issued on October 13, 2003, incorporated herein by reference to the Schedule TO-C, filed by Euramax International, Inc. on October 14, 2003.*
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 20, 2003.*
(a)(5)(C)	Press Release issued by Euramax International, Inc. on October 20, 2003.*
(b)(1)
Third Amended and Restated Credit Agreement among Euramax International, Inc., certain subsidiaries of Euramax International, Inc. named therein, the financial institutions who are parties thereto, as lenders and Wachovia Bank National Association, as the issuer, swing loan lender, and agent.*
(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(2)	Tender and Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain Shareholders.*
(d)(3)	Stock Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(4)	Confidentiality and Exclusivity Letter Agreement dated as of August 4, 2003 by and between Euramax International, Inc. and Berger Holdings, Ltd., as amended.*
(d)(5)	Employment Agreement between Amerimax Pennsylvania, Inc. and Francis E. Wellock, dated as of October 10, 2003.*
(d)(6)	Employment Agreement between Amerimax Pennsylvania, Inc. and Paul L. Spiese, dated as of October 10, 2003.*
(d)(7)	Employment Agreement between Amerimax Pennsylvania, Inc. and Gregory Weiderman, dated as of October 10, 2003.*
(g)	Not applicable.
(h)	Not applicable.

*
Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

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SCHEDULE 13D
SCHEDULE 13D
SCHEDULE 13D
SIGNATURE
EXHIBIT INDEX